UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genta Incorporated
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
37245M603
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37245M603

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See explanatory note below.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

See explanatory note below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See explanatory note below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

See explanatory note below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
Explanatory Note: As of December 31, 2010 (“Year-End”), Boxer Capital, LLC had shared ownership of the $15,436 principal amount of the Issuer’s 8% Unsecured Subordinated Convertible Promissory Notes due July 7, 2011 (the “July 2011 Notes”), $60,123 principal amount of the Issuer’s 8% Unsecured Subordinated Convertible Promissory Notes due July 7, 2011, and issued on September 4, 2009 (the “September 2011 Notes”), $1,828,110 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “B Notes”), $1,828,110 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “C Notes”), and $1,291,080 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “D Notes”, along with the July 2011 Notes, the September 2011 Notes, the B Notes, and the C Notes, each a “Note” and collectively the “Notes”). The Notes can only be converted to the extent that, after such conversion, the Reporting Persons (as defined below) would beneficially own no more than 9.999% of the outstanding Common Shares (as defined below). Boxer Capital, LLC held, in the aggregate, $5,022,859 principal amount of the Notes convertible at a conversion price of $0.0032 per Common Share. See Item 4 below.

CUSIP No.	37245M603

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See explanatory note below.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

See explanatory note below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See explanatory note below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

See explanatory note below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
Explanatory Note: As of Year-End, Boxer Asset Management Inc. had shared ownership of the $15,436 principal amount of July 2011 Notes, $60,123 principal amount of the September 2011 Notes, $1,828,110 principal amount of the B Notes, $1,828,110 principal amount of the C Notes, and $1,291,080 principal amount of the D Notes. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the outstanding Common Shares. Boxer Asset Management Inc. held, in the aggregate, $5,022,859 principal amount of the Notes convertible at a conversion price of $0.0032 per Common Share. See Item 4 below.

CUSIP No.	37245M603

1	NAMES OF REPORTING PERSONS MVA Investors II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		See explanatory note below.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See explanatory note below.

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See explanatory note below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

See explanatory note below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
Explanatory Note: As of Year-End, MVA Investors II, LLC had sole ownership of $4,243 principal amount of the July 2011 Notes and $14,200 principal amount of the September 2011 Notes. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the outstanding Common Shares. MVA Investors II, LLC held, in the aggregate, $18,442 principal amount of the Notes convertible at a conversion price of $0.0032 per Common Share. See Item 4 below.

CUSIP No.	37245M603

1	NAMES OF REPORTING PERSONS MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		See explanatory note below.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See explanatory note below.

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See explanatory note below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

See explanatory note below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
Explanatory Note: As of Year-End, MVA Investors, LLC had sole ownership of $222,189 principal amount of the B Notes, $222,189 principal amount of the C Notes, and $139,920 principal amount of the D Notes. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the outstanding Common Shares. MVA Investors, LLC held, in the aggregate, $584,298 principal amount of the Notes, convertible at a conversion price of $0.0032 per Common Share. See Item 4 below.

CUSIP No.	37245M603

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See explanatory note below.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

See explanatory note below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See explanatory note below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

See explanatory note below.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Explanatory Note: As of Year-End, Joseph Lewis had shared ownership of the $15,436 principal amount of July 2011 Notes, $60,123 principal amount of the September 2011 Notes, $1,828,110 principal amount of the B Notes, $1,828,110 principal amount of the C Notes, and $1,291,080 principal amount of the D Notes. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the outstanding Common Shares. Joseph Lewis held, in the aggregate, $5,022,859 principal amount of the Notes convertible at a conversion price of $0.0032 per Common Share. See Item 4 below.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on March 15, 2010 (the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being filed to reflect the Reporting Persons’ beneficial ownership of the Issuer’s outstanding Common Shares as of December 31, 2010. This Amendment No. 1 also represents the initial filing on Schedule 13G for MVA Investors, LLC (“MVA Investors”).

Item 1(a).	Name of Issuer:
Genta Incorporated (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
200 Connell Drive
Berkeley Heights, NJ 07922

Item 2(a).	Name of Person Filing.
This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joseph Lewis, MVA Investors II, LLC (“MVA”) and MVA Investors, LLC (“MVA Investors” together with Boxer Capital and Boxer Management, and Joseph Lewis, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA and MVA Investors are the independent, personal investment vehicles of certain employees of Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. As such, MVA and MVA Investors are not controlled by Boxer Capital, Boxer Management and Joseph Lewis.

Item 2(b).	Address of Principal Business Office, or, if none, Residence.
The principal business address of the Boxer Capital, MVA and MVA Investors is 445 Marine View Avenue, Suite 100, Del Mar, CA 92014. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:
Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. MVA and MVA Investors are each limited liability companies organized under the laws of Delaware. Joseph Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value, (the “Common Shares”).

Item 2(e).	CUSIP Number:
37245M603

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
Boxer Capital, Boxer Management and Joseph Lewis owned $15,436 principal amount of July 2011 Notes, $60,123 principal amount of the September 2011 Notes, $1,828,110 principal amount of the B Notes, $1,828,110 principal amount of the C Notes, and $1,291,080 principal amount of the D Notes.

MVA owned of $4,243 principal amount of the July 2011 Notes and $14,200 principal amount of the September 2011 Notes.
MVA Investors owned of $222,189 principal amount of the B Notes, $222,189 principal amount of the C Notes, and $139,920 principal amount of the D Notes.
Pursuant to the terms of the Notes, following the securities purchase agreement dated March 5, 2010 between the issuer and certain accredited investors, as disclosed on the Issuer’s Current Report on Form 8-K, filed on March 10, 2010, the conversion price of each of the Notes is $0.0032. The Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s outstanding Common Shares. Because Boxer Capital, Boxer Management, Joseph Lewis, MVA, and MVA Investors may be deemed to be a group pursuant to Rule 13d, their aggregate beneficial ownership of Common Shares underlying the Notes cannot exceed 9.999% of the Issuer’s outstanding Common Shares.
(b) Percent of class:
The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis together with the Common Shares beneficially owned by MVA and MVA Investors represent 9.999%* of the Issuer’s outstanding Common Shares.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
MVA has the sole power to vote the Common Shares it beneficially owns. MVA Investors has the sole power to vote the Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.
(ii) Shared power to vote or to direct the vote:
Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the Common Shares they beneficially own. MVA and MVA Investors do not have shared power to vote or direct the vote of any Common Shares.
(iii) Sole power to dispose or direct the disposition of:
MVA has the sole power to dispose of the Common Shares it beneficially owns. MVA Investors has the sole power to dispose of the Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.
(iv) Shared power to dispose or to direct the disposition of:
Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the Common Shares they beneficially own. MVA and MVA Investors do not have shared power to dispose of or direct the disposition of any Common Shares.

*
The Reporting Persons may be deemed to beneficially own 71,030,513 Common Shares which constitute approximately 9.999% of a notional number of the Issuer’s outstanding Common Shares (based on a calculation of (i) 639,985,636 shares outstanding as of February 11, 2011, as reported by the Issuer’s Form 8-K filed with the SEC on February 11, 2011 and (ii) 71,030,513 Common Shares underlying currently convertible Notes held by the Reporting Persons). Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares beneficially owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common beneficially owned by it. MVA Investors has sole voting and dispositive power over the Common beneficially owned by it. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares beneficially owned by MVA or MVA Investors.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Only Boxer Capital has the right to receive dividends and the proceeds from sale of the Common Shares held by the Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. Only MVA Investors has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA Investors. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	BOXER CAPITAL, LLC
	By:	/s/ Aaron Davis
		Name:	Aaron Davis
		Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

MVA Investors II, LLC
	By:	/s/ Neil Reisman
		Name:	Neil Reisman
		Title:	Authorized Signatory

MVA Investors, LLC
	By:	/s/ Neil Reisman
		Name:	Neil Reisman
		Title:	Authorized Signatory

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
Joseph Lewis, Individually